Exhibit 99.1

Northcore Technologies Inc. 302 The East Mall, Suite 300 Toronto, ON M9B 6C7 Tel: 416 640-0400 / Fax: 416 640-0412 www.northcore.com (TSX: NTI; OTCBB: NTLNF)

For Immediate Release

NORTHCORE PROVIDES CORPORATE UPDATE

Toronto, Ontario – December 7th, 2012 – Northcore Technologies Inc. (TSX: NTI; OTCBB: NTLNF), a global provider of asset management and social commerce solutions is pleased to provide a corporate update.

As previously announced, The Irish Government Health Service Executive (The HSE) employed the  Northcore E-Buyer Tender Submission and Procurement Auction Software Service to achieve a dramatic 30 percent saving on a €30 million procurement tender process.

This groundbreaking achievement was the subject of a prominent information piece on the Irish National business news network RTE One. The segment can be viewed at the broadcaster's site through the following link www.rte.ie/player/ca/show/10092710/. The story begins at 12 minutes and 35 seconds.

The HSE team that worked with Northcore on the project subsequently received the Irish National Procurement Award for Innovation in Public Procurement. The team and other category winners can be viewed at www.procurementawards.ie/index.php. Northcore congratulates our colleagues at The HSE for their well deserved recognition.

Northcore has also completed development of a comprehensive Material Management software application that has wide application in many industries including the Oil & Gas and Healthcare sectors. This product will be detailed in a subsequent release.

Additionally, James Moskos has been appointed to the role of Interim Chief Executive Officer of Northcore Technologies.

Northcore develops solutions to support the evolving needs of industry and governments by providing comprehensive platforms for the management of capital equipment and the implementation of Social Commerce business models. These products are proven, effective and in use by some of the world’s most successful corporations.

Companies interested in our software solutions should contact Northcore at 416-640-0400 or 1-888-287-7467, extension 395 or via email at Sales@northcore.com.

Northcore Corporate Update …

About Northcore Technologies Inc.

Northcore Technologies provides enterprise level software products and services that enable its customers to purchase, manage and dispose of capital equipment. Utilizing award-winning, multi-patented technology, Northcore's solutions support customer needs throughout the entire asset lifecycle.

Northcore's portfolio includes: Envision Online Media Inc., a specialist in the delivery of content management solutions. 50 percent ownership of GE Asset Manager, LLC, a joint business venture with GE; and substantial intellectual property, including issued and pending patents.

For more information, visit www.northcore.com.

This news release may include comments that do not refer strictly to historical results or actions and may be deemed to be forward-looking within the meaning of the Safe Harbor provisions of the U.S. federal securities laws.  These include, among others, statements about expectations of future revenues, cash flows, and cash requirements.  Forward-looking statements are subject to risks and uncertainties that may cause Northcore’s results to differ materially from expectations.  These risks include the Company’s ability to raise additional funding, develop its business-to-business sales and operations, develop appropriate strategic alliances and successful development and implementation of technology, acceptance of the Company's products and services, competitive factors, new products and technological changes, and other such risks as the Company may identify and discuss from time to time, including those risks disclosed in the Company’s Form 20-F filed with the Securities and Exchange Commission.  Accordingly, there is no certainty that the Company's plans will be achieved.  Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the Toronto Stock Exchange, on SEDAR (the System for Electronic Document Analysis and Retrieval at www.sedar.com) and the US Securities and Exchange Commission.  This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities of the Company in any jurisdiction.

Contact:
Northcore Technologies Inc.
Investor Relations
Tel: (416) 640-0400 ext. 273
Fax: (416) 640-0412
E-mail: InvestorRelations@northcore.com